JD 3/22

[redacted]

13014992

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC Mail Processing Section
FEB 28 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BANK FUND EQUITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 KILLEBREW DR STE 160
(No. and Street)

BLOOMINGTON (City) MINNESOTA (State) 55425 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ellingson & Ellingson LTD
(Name – *if individual, state last, first, middle name*)

5101 VERNON AVE SO (Address) EDINA (City) MN (State) 55436 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/25

OATH OR AFFIRMATION

I, Gregory W Heck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bank Fund Equities, Inc, as of 12/31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NICOLE JOSEPHINE BAKER
NOTARY PUBLIC - MINNESOTA
My Commission Expires January 31, 2017

Nicole Baker
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BANK FUND EQUITIES, INC.

AN S CORPORATION

Financial Statements and
Auditor's Report
December 31, 2012 and 2011

CONTENTS

Ellingson & Ellingson, Ltd.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Bank Fund Equities, Inc.
Minneapolis, Minnesota

We have audited the accompanying balance sheets of Bank Fund Equities, Inc. (an S Corporation), as of December 31, 2012 and 2011, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bank Fund Equities, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.
Edina. Minnesota

February 25, 2013

BANK FUND EQUITIES, INC.
BALANCE SHEETS
December 31, 2012 and 2011

	2012	2011
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 42,771	$ 51,950
Accounts receivable	4,837	-
Total Current Assets	47,608	51,950
Total Assets	$ 47,608	$ 51,950
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES	$ -	$ -
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value, 25,000 shares authorized, 500 shares issued and outstanding	5	5
Additional paid-in capital	48,495	48,495
Retained earnings (deficit)	(892)	3,450
	47,608	51,950
Total Liabilities and Stockholders' Equity	$ 47,608	$ 51,950

See Notes to Financial Statements.

BANK FUND EQUITIES, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2012 and 2011

	2012	2011
REVENUES		
Commissions	$ 44,368	$ 17,856
Interest	268	191
TOTAL REVENUES	44,636	18,047
GENERAL AND ADMINISTRATIVE EXPENSES		
Professional fees	5,310	4,000
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	5,310	4,000
INCOME FROM OPERATIONS	39,326	14,047
NET INCOME	$ 39,326	$ 14,047

See Notes to Financial Statements.

BANK FUND EQUITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2012 and 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2011	$ 5	$ 48,495	$ 56,403	$ 104,903
Distributions to shareholders			(67,000)	(67,000)
Net income			14,047	14,047
Balance, December 31, 2011	5	48,495	3,450	51,950
Distributions to shareholders			(43,666)	(43,666)
Net income			39,326	39,326
Balance, December 31, 2012	$ 5	$ 48,495	$ (890)	$ 47,610

See Notes to Financial Statements.

BANK FUND EQUITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 39,326	$ 14,047
Adjustments to reconcile net income to net cash provided by operating activities:	-	-
Net Cash Flows from Operating Activities	39,326	14,047
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions paid to shareholders	(43,666)	(10,000)
Net Cash Flows from Financing Activities	(43,666)	(10,000)
Net Increase in Cash	(4,340)	4,047
Cash at Beginning of Year	51,950	47,903
Cash at End of Year	$ 47,610	$ 51,950
SUPPLEMENTAL CASH FLOWS DISCLOSURES		
Income taxes paid	$ -	$ -
Interest paid	$ -	$ -
NON-CASH TRANSACTIONS		
During the fiscal year ended December 31, 2011, notes receivable were distributed to shareholders in lieu of cash dividends		$ 57,000

See Notes to Financial Statements.

Bank Fund Equities, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

Note 1. Summary of Significant Accounting Policies

This summary of significant accounting policies of Bank Fund Equities, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Nature of Business -
Bank Fund Equities, Inc. (the Company) is registered as a Minneapolis broker dealer under the Securities Exchange Act of 1934. The Company markets and sells variable annuities to financial institutions throughout Minnesota via independent brokers.

Revenue Recognition -
Commission revenue and related expenses for mutual fund and securities transactions and variable annuity contract purchases are recorded on a trade-date basis.

Cash and Cash Equivalents -
The Company includes demand deposits in the category of cash and cash equivalents as presented in the cash flow statement.

Income Taxes -
The Company has elected, under Section 1372 of the Internal Revenue Code and similar provisions of the State of Minnesota tax laws, to be taxed as a small business corporation (an "S-corp."). Income and losses of the Company are passed directly to the shareholders. Therefore, no provision for income taxes has been reflected in the accompanying fmancial statements.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures.

Estimates -
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Concentrations of Credit Risk -
The Company does not believe that it is exposed to any significant credit risk in connection with the extension of credit to its customers. Historically, the Company has had no bad debt write offs.

Note 1. Summary of Significant Accounting Policies - continued

Subsequent Events:
The Company evaluates events or transactions that occur subsequent to year end for potential recognition or disclosure in the financial statements through the date on which the financial statements are available to be issued. The financial statements were approved by management and available to be issued on February 25, 2013.

Note 2. Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6 2/3 of aggregate indebtedness. At December 31, 2012, the Company had net capital, as computed under the rule, of $47,361, and its ratio of aggregate indebtedness to net capital was 0 to 1.

Note 3. Related Party Transactions

The Company conducts its operations through office facilities provided by a related party. This affiliate provides financial accounting and occupancy to Bank Fund Equities, Inc. at no charge.

BANK FUND EQUITIES, INC.
COMPUTATION OF NET CAPITAL
As of December 31, 2012

NET CAPITAL		
Stockholders' Equity	$ 47,608	
Additions:		
Subordinated loans		
		$ 47,608
Deductions:		
Non-allowable items:		
Haircuts on securities	247	
		247
Net Capital		$ 47,361
BASIC CAPITAL REQUIREMENT		
Net capital		$ 47,361
Minimum net capital required		5,000
Excess Net Capital		$ 42,361
AGGREGATE INDEBTEDNESS		$ -
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		-
RECONCILIATION OF NET CAPITAL		
Net Capital, as reported in Company's Part IIA FOCUS report		$ 47,361
Audit adjustments made for the following:		
Adjusted Net Capital		$ 47,361

See Accountant's Report

Bank Fund Equities, Inc.
RECONCILIATION OF COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF THE SECURITIES AND EXCHANGE COMMISSION

As Of December 31, 2012 and 2011

The Company operates on a fully disclosed basis under Rule 15c-1 Subparagraph (a)(2) and does not hold client/customer funds or securities. Thus no reconciliation is necessary.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

As Of December 31, 2012 and 2011

The Company is exemept from Rule 15c3-3 under paragraph k(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.

Ellingson & Ellingson, Ltd.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Bank Fund Equities, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Bank Fund Equities, Inc. for the year ended December 31, 2012, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted **no** matters involving the control environment, and its operation that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.
Edina, Minnesota
February 25, 2013